UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2004

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: ROSA FIELD IN ANGOLA
EX-99.2: KUWAIT
EX-99.3: 2004 MID-YEAR REVIEW
EX-99.4: AL KHALIJ

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: September 10th, 2004	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total Launches Development of Rosa Field in Angolan Deep Offshore (August 19, 2004).

➢	EXHIBIT 99.2:	Kuwait: Total Renews Technical Assistance Contract with KOC (September 6, 2004).

➢	EXHIBIT 99.3:	2004 Mid-Year Review (September 8, 2004).

➢	EXHIBIT 99.4:	Production start-up of third phase of development on Al Khalij field in Qatar (September 9, 2004).